

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-mail
Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, CA 90058

> **Re:** **True Religion Apparel, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2013**
> **File No. 000-51483**

Dear Mr. Collins:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 27

1.   We note your statement on page 29 that the Board decided to formally engage Guggenheim Securities to act as the Special Committee's financial advisor due to its familiarity with the Company, its past discussions with Party A, and its familiarity of the industry in which the Company operates. We also note your statement on page 27 that Mr. Collins contacted Mr. Comisar, Vice Chairman of Guggenheim Securities, who had a long-standing investment banking advisory relationship with the Company, to discuss the J.P. Morgan inquiry. Please reconcile these statements with disclosure on page 62 and in your advisor's opinion which states that Guggenheim has not been previously engaged by the Company. To the extent that the Company has previously engaged Guggenheim, please provide clarifying disclosure, where appropriate throughout your document. Refer to Item 1015(b)(4) of Regulation M-A.

2.   We note your disclosure on page 41 regarding your preliminary first quarter results, and how, given your lower than expected performance and other concerns, TowerBrook

decided to terminate its pursuit of an acquisition of the Company. Please explain in greater detail the "concerns" conveyed by TowerBrook to the Special Committee on April 30, 2013 "with respect to the prospects of the Company's business, including risks to the business and management challenges."

3. We note your disclosure on page 42 that on May 3, 2013, TowerBrook re-engaged negotiations with the Company and lowered its bid from $34.50 to $31 per share. Please describe the "summary" TowerBrook conveyed to the Special Committee regarding "the material findings that TowerBrook had made in its due diligence and their impact on TowerBrook's valuation of the Company."

4. We note your disclosure on page 47 that a reason for the Board's decision to enter into the merger agreement was that, subject to certain conditions, the Board retained the right to enter into an agreement with a party willing to make a superior proposal. Within this section, please disclose whether after May 9, 2013, the Board has received or considered any such offer.

Reasons for the Merger, page 45

5. We note the various strategic alternatives to return value to shareholders mentioned throughout your Background of the Merger section that were considered by the Special Committee before deciding to vote on the merger agreement. Within this section, please revise to further expand upon why the Special Committee chose to enter into the merger agreement above a special dividend, stock repurchases, or a PIPE transaction.

6. We note the various factors regarding the Company's financial condition in the bulleted list on page 46 which were reviewed by the Board in considering whether to enter into the merger agreement. Please revise to provide the actual metrics, where available, which were considered by the Board, and explain how the Board used each number in determining whether to enter into the merger agreement. For example, quantify the multi-year decline the Company's women's business.

Opinion of Guggenheim Securities, page 49

7. The disclosure within this section and the opinion of the financial advisor states that the fairness opinion was provided to the Special Committee and the Board in connection with the merger and is "not intended to be used or relied upon for any other purpose or by any other person or entity." Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor's belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also state that the availability of such defense will have no effect on the

rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Selected Peer Group Companies, page 54

8.   Please describe in greater detail the criteria used in selecting the comparable companies. For example, if the selected companies had similar enterprise values, please disclose the range of enterprise values that were considered in the selection process.

9.   We note on page 52 that EBITDA was adjusted for impairments. Please clarify in this section and under Certain Company Forecasts that this item is traditionally not an adjustment to net income to compute EBITDA.

Discounted Cash Flow Sensitivity Analysis, page 56

10.   Please revise to clarify your reference to the "Plan" in your Implied Discounted Cash Flow Value table.

Precedent Merger and Acquisition Transaction Analysis, page 57

11.   We note your disclosure that in performing the precedent merger analysis, the range was skewed by the fact that there was insufficient public information to calculate the forward EBITDA multiples for the precedent transactions with the three lowest LTM EBITDA multiples. Please disclose which transactions were omitted from the analysis and state the likely effect that including these transactions would have had on the analysis.

Premia Paid Analysis, page 60

12.   Please expand your discussion to provide the reasons why the listed M&A transactions were selected for your analysis.

Interest of Certain Persons in the Merger, page 70

13.   We note your disclosure on page 40 regarding the March 19, 2013 employment termination of Mr. Lubell. Please provide additional details about the circumstances and reasons regarding Mr. Lubell's decision to step down and clarify his current status at the Company. To this extent, we note that he was not disclosed as a board member to be elected in your Definitive Proxy Statement filed on April 22, 2013. Please also disclose whether Mr. Lubell's agreement to serve as Chairman Emeritus and creative consultant to the Company is expected to continue after the closing of the merger and, if applicable, provide the information required by Item 5 of Schedule 14A.

Explanatory Note Regarding the Merger Agreement, page 77

14.   Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Golden Parachute Compensation, page 104

15.   Given that Jeffrey Lubell is included as a named executive officer in your Definitive Proxy Statement filed on April 22, 2013, please revise your disclosure within this section to include his compensation received in connection with the merger, if any, or state that he received no compensation in connection with the merger. Refer to Instruction 1 to Item 402(t) of Regulation S-K.

Proxy Card

16.   Please revise to mark your proxy card as preliminary until such time that you file your definitive proxy statement. Refer to Rule 14a-6(e)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

                             Sincerely,

                             /s/ Brigitte Lippmann (for)

                             John Reynolds
                             Assistant Director

cc: Dennis J. Block
       Greenberg Traurig, LLP